EXHIBIT 2.1

UNIT PURCHASE AGREEMENT

This Unit Purchase Agreement (this “Agreement”) is entered into as of April 7, 2011, by and among (a) J. Lindeberg USA Corp, a New York corporation (the “Buyer”), (b) People’s Liberation, Inc. (“PPLB”) and (c) Bella Rose, LLC (“BR” and together with PPLB, the “Selling Parties”).  Each of the Selling Parties and Buyer is referred to herein as a “Party” and collectively as the “Parties.”

Recitals

Whereas, BR (a wholly and directly owned subsidiary of PPLB) and Buyer are parties to that certain limited liability company agreement of J. Lindeberg USA, LLC, a California limited liability company (the “Company”) dated July 1, 2008 (the “Operating Agreement”);

Whereas, concurrently with entering into the Operating Agreement, (i) Buyer contributed various assets to the Company in exchange for 50 Units reflecting 50% of the membership interests in the Company and (ii) BR contributed various assets to the Company and agreed to manage the Company in exchange for 50 Units in the Company reflecting 50% of the membership interests in the Company (such 50 Units of BR being the “Acquired Units”); and

Whereas, Buyer wishes to purchase from BR, and BR wishes to sell to Buyer, all of the Acquired Units, subject to and upon the terms and conditions set forth herein.

Now, therefore, in consideration of the mutual covenants and promises contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

Article I

Definitions

1.1           Defined Terms.  For the purposes of this Agreement, the following capitalized terms shall have the meanings ascribed to them below:

“Acquired Units” has the meaning specified in the recitals hereto.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person, it being agreed and understood that for purposes of this Agreement, none of the Selling Parties (or their Affiliates) shall be deemed to be “Affiliates” of any JL Entity.

“Agreement” has the meaning specified in the preamble hereto.

“Benefit Plan” means each plan, program, policy or practice relating to pension, retirement, profit-sharing, change-in-control, termination, severance, deferred compensation, bonus or other incentive plan, supplemental, disability, vacation, option, medical, vision, dental or other health plan, or life insurance or disability plan, or other employee benefit plan, program, policy or practice, including any “employee benefit plan” within the meaning of Section 3(3) of ERISA, to which any JL Entity contributes or by which any JL Entity is bound or under which any JL Entity may have liability and under which any existing or former employee, officer or director/manager of any JL Entity are eligible to participate or may derive a benefit.

“BR” has the meaning specified in the preamble hereto.

“Business” means the Company’s and JL Retail’s activities related or incidental to operating in the United States of America the J. Lindeberg™ branded wholesale and retail apparel business.

“Buyer” has the meaning specified in the preamble hereto.

“Buyer Indemnified Parties” has the meaning specified in the Section 7.2.

“Claims” has the meaning specified in the Section 6.10.

“Closing” has the meaning specified in Section 3.1.

“Closing Date” has the meaning specified in Section 3.1.

“Closing Payment” has the meaning specified in Section 2.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the preamble hereto.

“Contracts” means any and all agreements, arrangements and understandings whether oral or written.

“Convertibles” has the meaning specified in Section 4.2(c).

“Disclosure Schedules” means the disclosure schedules delivered by the Selling Parties to Buyer on the date hereof in connection with the representations and warranties made by the Selling Parties pursuant to Article IV of this Agreement.

“Excluded Claims” has the meaning specified in Section 6.10.

“Factoring Agreement” means that certain Factoring Agreement, dated July 28, 2008, by and between the Company and FTC Commercial Corp., as amended by that certain Amendment No. 1 to Factoring Agreement dated February 2, 2011.

“Financial Statements” has the meaning specified in Section 4.5.

“GAAP” means generally accepted accounting principles as in effect in the United States.

“Governmental Approval” means any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Governmental Authority or pursuant to any applicable Law.

“Governmental Authority” means any national, federal, state, county, municipal, local or other government, governmental, regulatory or administrative authority, agency or commission, or any court, tribunal or judicial or arbitral body.

“Incoming Guarantees” has the meaning specified in Section 4.9(vi).

“Indemnified Party” has the meaning specified in the Section 7.4(a).

“Indemnifying Party” has the meaning specified in the Section 7.4(a).

“JL Entity” or “JL Entities” means the Company and JL Retail.

“JL Intellectual Property” means all patents, trademarks, trade names, service marks, logos, copyrights, computer software, domain names, customer lists and tangible and intangible proprietary information and materials owned by or licensed to the JL Entities, including applications for registration therefor and all goodwill associated therewith and symbolized thereby and all common law rights and trade name rights.

“JL Retail” means J. Lindeberg USA Retail, LLC, a California limited liability company.

“Knowledge” means the actual knowledge of Colin Dyne, Darryn Barber, Gary Sims or Ray Fukunaga.

“Law” means any statute, law (including common law), treaty, order, rule or regulation, determination, writ, injunction, judgment or decree.

“Letter of Credit” has the meaning specified in the Section 2.2.

“Liability” means any obligation or liability of any nature, whether direct or indirect, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated or otherwise, and whether due or to become due.

“Lien” means any lien, pledge, security interest, alienation, mortgage, hypothecation, encumbrance, option, right of first offer, right of first refusal, equitable interest, charge or similar restriction, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, whether for value or no value and whether voluntary or involuntary (including by operation of law or by judgment, levy, attachment, garnishment, bankruptcy or other legal or equitable proceedings).

“Loss” has the meaning specified in Section 7.2.

“Management Agreement” means that certain Management Services Agreement made and entered into effective as of July 1, 2008 by and between PPLB and the Company, without regard to any termination, amendment or restatement of the Management Agreement on or after the Closing Date.

“Material Contracts” has the meaning specified in Section 4.9(a).

“Most Recent Balance Sheet” means the unaudited consolidated balance sheet of the Company and JL Retail as at February 28, 2011 that comprises part of the Financial Statements.

“Operating Agreement” has the meaning specified in the recitals hereto, without regard to any termination, amendment or restatement of the Operating Agreement on or after the Closing Date.

“Outgoing Guarantees” has the meaning specified in Section 4.9(vi).

“Outside Date” has the meaning specified in Section 6.16.

“Person” means any natural person, partnership, limited liability company, joint venture, corporation, trust, unincorporated organization, association, Governmental Authority or other entity.

“PPLB” has the meaning specified in the preamble hereto.

“PPLB Persons” means (i) each of the Selling Parties and their respective Affiliates and (ii) each director, manager, officer, employee, associate and agent of any Selling Party or their respective Affiliates and such Person’s Affiliates and Related Persons (and their Affiliates and Related Persons).

“Proceeding” means any action, claim, demand, suit, proceeding, arbitration, grievance, audit, citation, summons, subpoena, inquiry or investigation of any nature.

“Purchase Price” has the meaning specified in the Section 2.2.

“Related Person” means, with respect to an individual:  (a) each member of such individual’s Family; (b) any Person that is directly or indirectly controlled by such individual or one or more members of such individual’s Family; (c) any Person in which such individual or members of such individual’s Family hold (individually or in the aggregate) a twenty percent (20%) voting or economic interest; or (d) any Person with respect to which such individual or one or more members of such individual’s Family serves as a director, officer, partner, executor, or trustee, or in such similar capacity.  For purposes of this definition, the “Family” of an individual includes (i) the individual, (ii) the individual’s spouse (current and/or former), (iii) any other natural person who is related to the individual or the individual’s spouse (current and/or former) within the second degree, and (iv) any other natural person who currently resides or has resided with such individual.

“Released Claims” has the meaning specified in the Section 6.10.

“Representative” means with respect to a particular Person, any equity holder, director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

“Second Payment” has the meaning specified in the Section 2.2.

“Second Payment Date” has the meaning specified in the Section 2.2.

“Seller Indemnified Parties” has the meaning specified in Section 7.3.

“Selling Parties” has the meaning specified in the preamble hereto.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real or personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Proceeding” means any Proceeding relating to Taxes.

“Tax Return” means any return, declaration, report, and claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Third Party Claim” has the meaning specified in the Section 7.4(a).

“Transaction Documents” means this Agreement and all other agreements, contracts, instruments, certificates, and documents related to this Agreement.

“Transition Services” has the meaning specified in the Section 6.8.

“Transition Term” has the meaning specified in the Section 6.8.

“Units” means “Membership Units” as defined in the Operating Agreement.

1.2           Interpretation.  Unless the context clearly indicates otherwise: (a) each definition herein includes the singular and the plural; (b) each reference herein to any gender includes the masculine, feminine, and neuter where appropriate; (c) the word “including” when used herein means “including, but not limited to,” and the word “include” when used herein means “include, without limitation”; (d) references herein to any agreement, contract, commitment, arrangement or understanding include both written and oral forms of the same; (e) references herein to specified article or section numbers refer to the specified article or section of this Agreement; and (f) references herein to specified schedule numbers refer to the specified section of the disclosure schedules to this Agreement.  The words “hereof,” “herein,” “hereto,” “hereby,” “hereunder,” and derivative or similar words refer to this Agreement as a whole and not to any particular provision of this Agreement.

Article II

Purchase and Sale of the Units

2.1           Purchase and Sale of the Units.  Subject to and upon the terms and conditions set forth herein, at the Closing, BR shall sell, transfer, convey, assign, and deliver to Buyer, and Buyer shall purchase and acquire from BR, all of the Acquired Units, free and clear of all Liens.

2.2           Consideration.  The aggregate consideration for the Acquired Units (the “Purchase Price”) shall be One Million Six Hundred Fifty Thousand Dollars (USD $1,650,000) payable as follows: (a) Nine Hundred Thousand Dollars (USD $900,000) (the “Closing Payment”) shall be payable by Buyer to BR (or, at BR’s direction, to PPLB) at the Closing; and (b) Seven Hundred Fifty Thousand Dollars (USD $750,000) (the “Second Payment”) shall be payable by Buyer to BR (or, at BR’s direction, to PPLB) on the six month anniversary of the Closing Date (the “Second Payment Date”).  If the Second Payment Date does not fall on a business day, the Second Payment shall be payable on the business day immediately succeeding the Second Payment Date.  At the Closing, Buyer shall deliver to BR an irrevocable letter of credit substantially in the form set forth in Appendix A hereto issued by Danske Bank A/S (the “Letter of Credit”) as security for Buyer’s obligation to make the Second Payment.  The Buyer may pay the Second Payment directly to BR (or, at BR’s direction, to PPLB).  If the Buyer so elects to pay the Second Payment directly, the Selling Parties may not in any event draw down (in whole or in part) upon the Letter of Credit, and the Selling Parties shall, concurrently with such direct payment, return the original Letter of Credit to Buyer (or Buyer’s designee).  If Buyer fails to pay the Second Payment when due in accordance with this Section 2.2, BR may draw down upon the Letter of Credit in accordance with its terms for the amount of the Second Payment (without interest or penalty) on the third business day (in Sweden) after such failure.  For purposes of clarity, the Selling Parties shall not draw down upon the Letter of Credit until the third business day (in Sweden) following the Second Payment Date.  Notwithstanding anything to the contrary herein, the obligation to make the Second Payment shall be unconditional and neither the Second Payment nor the Letter of Credit will be subject to offset, setoff or deduction for any indemnity claims or otherwise, and regardless of any counterclaim or defense.

Article III

The Closing

3.1           Closing Time and Date.  Subject to Section 6.16, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Munger, Tolles & Olson LLP, 355 South Grand Avenue, Suite 3500, Los Angeles, California 90071-1560 at 9:00 am (local time) on the third business day following the satisfaction or waiver of the conditions contained in Sections 3.3 and 3.4, other than those conditions that by their nature can be satisfied only at the Closing, or on such other date or at such other time as the Buyer and the Selling Parties otherwise agree.  The date on which the Closing occurs shall be called the “Closing Date”.

3.2           Closing Deliveries.

(a)           At the Closing, Buyer shall:

(i)	pay the Closing Payment to BR (or, at BR’s direction, to PPLB) by wire transfer of immediately available funds;

(ii)	deliver to BR the Letter of Credit; and

(iii)	execute and deliver such other instruments, certificates, and documents as may be reasonably requested by the Selling Parties to carry out the purposes of this Agreement.

(b)           At the Closing, the Selling Parties shall:

(i)
deliver to Buyer the consents identified on Schedule 3.2(b)(i) attached hereto, which shall include any consents required under any Material Contract and which shall be unconditional, irrevocable, contain no modifications to the underlying Contract or other concessions, and be in a form reasonably satisfactory to Buyer; for purposes of clarity, the consents referenced herein shall consist of express written consents or waivers by the applicable third parties, not deemed waivers or consents arising, for example, from a party’s failure to reply to a notice;

(ii)
deliver to Buyer agreements terminating, without cost or penalty, of all agreements between any PPLB Person, on the one hand, and the Company or JL Retail, on the other hand (other than this Agreement), including, without limitation, all Outgoing Guarantees, it being acknowledged by the Parties that (x) Buyer, in its discretion, will amend and restate the Operating Agreement in its entirety as of the Closing; (y) the Management Agreement will automatically terminate as of the Closing without further action by any Person; (z) that certain Amended and Restated LLC Agreement, dated November 18, 2008, by and among FTC Commercial Corp., the Company, JL and BR has been amended and restated as of the Closing Date (and by BR’s signature to this Agreement, BR confirms and agrees to the same);

(iii)	deliver to Buyer a certification from FTC Commercial Corp. certifying the amount of aggregate borrowings under the Factoring Agreement as of the Closing Date, which shall be less than $500,000;

(iv)	deliver to Buyer the resignations identified on Schedule 3.2(b)(iv);

(v)	deliver to Buyer evidence reasonably satisfactory to Buyer that the domain name “jlindebergusa.com” has been transferred to and is owned as of the Closing Date by the Company or its designee;

(vi)
deliver to Buyer sole control and possession of all of the books and records of the JL Entities, it being agreed that the Selling Parties may retain one copy of such books and records solely to the extent necessary for their own accounting and tax purposes and subject at all times to the confidentiality restrictions set out in this Agreement;

(vii)	deliver to Buyer assignments of employee work for hire agreements entered into by any current or former employee of the Company on the one hand and any Selling Party, on the other hand;

(viii)	deliver to Buyer an assignment of Units in a form reasonably satisfactory to Buyer; and

(ix)	execute and deliver such other instruments, certificates, and documents as may be reasonably requested by the Buyer to carry out the purposes of this Agreement.

3.3           Selling Parties’ Closing Conditions.  The obligations of the Selling Parties to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, fulfillment or written waiver by the Selling Parties, at or prior to the Closing, of each of the following conditions:

(a)           the representations and warranties of Buyer made in this Agreement shall be true and correct in all material respects (except for such representations and warranties which are qualified by their terms by reference to “material” or “materially,” which such representations and warranties shall be true and correct in all respects) at and as of the date hereof and at and as of the Closing Date as though made on and as of the Closing Date;

(b)           the covenants and agreements set forth in this Agreement to be performed or complied with by Buyer at or prior to the Closing shall have been performed or complied with in all material respects;

(c)           the Selling Parties shall have received a certificate from Buyer, signed on behalf of Buyer by its Chief Executive Officer and Secretary and dated as of the Closing Date, certifying as to the matters set forth in clauses (a) and (b) of this Section 3.3;

(d)           no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of the transactions contemplated by this Agreement;

(e)           the Selling Parties shall have received termination letter agreements effective as of the Closing Date substantially in the forms attached hereto as Appendices B1-B4; and

(f)           the Selling Parties shall have received duly executed copies or originals, as applicable, of the closing deliveries set forth in Section 3.2(a) and such documents shall be in full force and effect.

3.4           Buyer’s Closing Conditions.  The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, fulfillment or written waiver by the Buyer, at or prior to the Closing, of each of the following conditions:

(a)           the representations and warranties of the Selling Parties made in this Agreement shall be true and correct in all material respects (except for such representations and warranties which are qualified by their terms by reference to “material” or “materially,” which such representations and warranties shall be true and correct in all respects) at and as of the date hereof and at and as of the Closing Date as though made on and as of the Closing Date;

(b)           the covenants and agreements set forth in this Agreement to be performed or complied with by the Selling Parties or the JL Entities at or prior to the Closing shall have been performed or complied with in all material respects;

(c)           the Buyer shall have received a certificate from each of the Selling Parties, signed on behalf of each of the Selling Parties by their respective Chief Executive Officer and Secretary and dated as of the Closing Date, certifying as to the matters set forth in clauses (a) and (b) of this Section 3.4;

(d)           no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of the transactions contemplated by this Agreement; and

(e)           the Buyer shall have received duly executed copies or originals, as applicable, of the closing deliveries set forth in Section 3.2(b) and such documents shall be in full force and effect.

Article IV

Representations and Warranties of the Selling Parties

The Selling Parties hereby jointly and severally represent and warrant to Buyer that the statements contained in this Article IV are true, correct and complete as of the date hereof and as of the Closing Date.

4.1           Existence and Qualification.  The Company is a limited liability company organized under the laws of the State of California.  JL Retail is a limited liability company organized under the laws of the State of California.  Each JL Entity is duly qualified to do business as a foreign entity and is in good standing, in each case in all material respects, under the laws of each state or other jurisdiction in which the ownership, lease, use or operation of the assets and properties owned, leased, used or operated by it, or the nature of the activities conducted by it, requires such qualification, other than any jurisdiction where the failure to so qualify would not be material to the business, operations or assets of such JL Entity.

4.2           Authority and Due Authorization; Ownership.

(a)           Each of the JL Entities has all requisite power and authority to conduct its business, including the Business, as it is now being conducted, to own or lease and to use or operate the assets and properties that it purports to own, lease, use or operate.

(b)           Each of the Selling Parties has all requisite power and authority to (i) execute and deliver this Agreement and each other Transaction Document to which it is a party, (ii) perform its respective obligations hereunder and thereunder, and (iii) consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and each other Transaction Document to which each Selling Party is a party, the performance by each Selling Party of its respective obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite action of such Selling Party.

(c)           BR is the legal and beneficial owner of, and will deliver at the Closing, good and marketable title to, all right, title and interest in and to the Acquired Units, free and clear of all Liens.  To the Knowledge of the Selling Parties, (i) there are a total of 100 Units issued and outstanding, (ii) none of the Units are certificated, (iii) BR and Buyer are the sole members of the Company, and (iv) other than Buyer and Selling Parties, no other Person owns or controls any voting or economic rights with respect to the Units, and there are no other interests of the Company or securities convertible, exchangeable or exercisable into such interests issued or outstanding, nor has any contract, commitment or undertaking of any kind been made for the issuance of any such securities, nor is there in effect or outstanding any subscription, option, warrant or other right to acquire any such securities or any similar interests, such as “phantom” units (collectively, “Convertibles”).  No Selling Party has directly or indirectly taken, permitted or suffered any action that would result in any of the foregoing representations and warranties in clauses (i)-(iv) to be incorrect.

(d)           The Company owns 100% of the issued and outstanding equity interests in JL Retail free and clear of all Liens.  Other than the Company’s interests in JL Retail, there are no Convertibles with respect to JL Retail.  Neither JL Retail nor the Company owns any equity interests (or Convertibles) in any Person (other than, in the case of the Company, the Company’s interests in JL Retail).

4.3           Due Execution and Enforceability.  Each Selling Party has duly executed and delivered this Agreement and each other Transaction Document to which it is a party.  This Agreement and each such other Transaction Document constitutes the legal, valid, and binding obligation of such Selling Party, enforceable against it in accordance with its terms, except as such enforcement may be subject to (a) the effect of laws relating to the rights of creditors generally and (b) the effect of general principles of equity.

4.4           No Conflicts.  The execution and delivery of this Agreement and each Transaction Document to which a Selling Party is a party, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with, contravene, result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both), or (b) give rise to a right or claim of termination, amendment, modification, vesting, acceleration or cancellation of any right or obligation or loss of any material benefit under, or (c) result in the creation of any Lien (or any obligation to create any Lien), or (d) cause any JL Entity to become subject to or become liable for the payment of any Tax, in each case, under (x) any Governmental Approval or other Law, (y) the certificate of organization or other constituent document of any JL Entity or (z) any Contract to which any JL Entity is a party or by which the business or any of the assets or properties of any JL Entity is bound or affected.

4.5           Financial Statements.  Attached as Schedule 4.5 are: (a) the unaudited balance sheet of the Company and JL Retail (both on a stand alone basis for each of the Company and JL Retail and on a consolidated basis) as of December 31, 2009 and 2010 and the related statements of income and cash flow for the fiscal years then ended, (b) an unaudited balance sheet of the Company and JL Retail (both on a stand alone basis for each of the Company and JL Retail and on a consolidated basis) as of January 31, 2011, and the related statements of income and cash flow for the one (1) month then ended, and (c) an unaudited balance sheet of the Company and JL Retail (both on a stand alone basis for each of the Company and JL Retail and on a consolidated basis) as of February 28, 2011, and the related statements of income and cash flow for the two (2) months then ended (collectively, the items identified in clauses (a)-(c), the “Financial Statements”).  The Financial Statements (i) have been prepared in accordance with GAAP (except for the absence of footnotes), applied on a consistent basis throughout the periods indicated therein and with each other, (ii) have been derived from and prepared in accordance with the books and records of the JL Entities and (iii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and JL Retail as of the respective dates and for the periods indicated therein. The books of account and financial records of the JL Entities, all of which are located at 1212 S. Flower Street, 5th Floor, Los Angeles, CA 90015 and copies of all of which have been made available to Buyer prior to the date hereof, are true, complete and correct in all material respects.

4.6           Absence of Changes.  Since December 31, 2010, no event, occurrence, fact, condition, change, development or effect which, individually or in the aggregate, has had or would reasonably be expected to result in material damage to or loss of any material asset or property of the JL Entities or otherwise have a material adverse effect on the business, operations or assets of the Company or JL Retail has occurred, and the JL Entities have each conducted their business only in the ordinary course.  In addition, except as set forth on Schedule 4.6, since December 31, 2010, each of the JL Entities has:

(a)           not sold, transferred or assigned any asset, property or right of the JL Entities other than (i) sales of inventory in the ordinary course of business and (ii) sales of assets not used or held for use in the Business which, in the aggregate, have a book value of less than $300;

(b)           not paid or declared any distribution or dividend;

(c)           not permitted or suffered any Lien on any portion of its properties;

(d)           not terminated or received any notice of termination of any Material Contract or permitted any material amendment, supplement, waiver or other modification in respect thereof;

(e)           not waived or modified the payment or terms of any receivable (whether collected or outstanding) other than nominal write offs in the ordinary course not in excess, in the aggregate, of $1,000);

(f)           timely paid all liabilities when they become due and payable (other than late payments with respect to which no penalties, interest or late charges are assessed);

(g)           not made any material change in the compensation, commission, bonus or other direct or indirect remuneration of any of its officers, employees or agents or under any Benefit Plan;

(h)           used its reasonable efforts consistent with past practice to preserve intact the Business (and all material rights related thereto) and to preserve its relationships with its employees, customers, suppliers, creditors, landlords, salespeople, agents and other Persons having business dealings with it without regard to the transactions contemplated in this Agreement;

(i)           not instituted, settled or agreed to settle any Proceeding;

(j)           not changed its accounting methods and practices;

(k)           not taken any action or omitted to take any action, or encountered any event, occurrence, fact, condition, change, development or effect, which, individually or in the aggregate, has resulted in or would reasonably be expected to be materially adverse to the business, assets or properties of any JL Entity;

(l)           not implemented or taken material steps to implement any material change to its business, operations or personnel; and

(m)           not agreed to any of the foregoing or taken any action or omitted to take any action that would contradict any of the foregoing.

4.7           Litigation.  Except as set forth on Schedule 4.7, there is no material Proceeding pending or, to the Knowledge of the Selling Parties, threatened, in each case, relating to any of the JL Entities, the Business, any of the Units, or any of the transactions contemplated by this Agreement or the other Transaction Documents.  No Selling Party has any Knowledge that any such Proceeding may be brought or threatened.  To the Knowledge of Selling Parties, the operation of the Business (including any products or services sold by the JL Entities) does not infringe on or violate any right of any third party; provided, however, that the Selling Parties make no representation as to whether the use by the JL Entities of the intellectual property or other rights licensed to the Company pursuant to that certain Trademark License Agreement, dated July 1, 2008 by and between the Company and J. Lindeberg AB in accordance with such license agreement infringes any right of a Person. To the Knowledge of the Selling Parties, no third party is infringing upon any JL Intellectual Property.

4.8           Compliance with Law; Governmental Approvals.

(a)           Each of the JL Entities has complied in all material respects with all and is not in material violation of any Laws.  To the Knowledge of the Selling Parties, each employee, consultant and agent of either JL Entity has complied in all material respects with all and is not in violation of any Laws pertaining to either JL Entity or the Business.

(b)           To the Knowledge of the Selling Parties, the JL Entities have all Governmental Approvals necessary for their conduct of the Business as currently conducted, all of which are set forth on Schedule 4.8(b).  All such Governmental Approvals have been duly obtained and are (and will be upon consummation of the transactions contemplated in this Agreement) in full force and effect, and each JL Entity is in compliance in all material respects with each such Governmental Approval.  No JL Entity or any Selling Party has received any notice that any such Governmental Approval will be modified, suspended, cancelled or revoked or that any such Governmental Approval cannot be renewed in the ordinary course of business.

4.9           Material Contracts.

(a)           Schedule 4.9(a) lists the following Contracts to which either JL Entity is a party or otherwise bound (“Material Contracts”):

(i)           all Contracts that involve expenditures or receipts by any JL Entity in excess of USD $50,000 in any twelve month period;

(ii)           all Contracts evidencing any indebtedness for borrowed money, credit agreements and credit lines, and letters of credit;

(iii)           all Contracts establishing a joint venture or partnership;

(iv)           all Contracts (x) that limit any JL Entity’s rights to operate its business or to compete or operate in a specific territory or line of business  (other than any such Contracts between the Buyer or its Affiliates (other than the JL Entities), on the one hand, and the JL Entities, on the other hand); (y) that contain any provision that allows one party to terminate or alter the terms of such Contract based upon the continued employment or involvement of one or more Persons identified by name, title or role in such Contract (e.g. “key man” clauses) or similar clauses; or (z) under which any JL Entity grants to any Person any exclusive rights to promote, manufacture, sell or distribute or deal in its products;

(v)           all employment Contracts (Schedule 4.9(v) also lists all part time employees of the JL Entities, all of whom are at-will employees of the JL Entities but not party to any Contract with a JL Entity);

(vi)           all Contracts under which (a) any JL Entity has created, incurred, assumed or guaranteed any obligation or liability any Person other than a JL Entity (“Outgoing Guarantees”) or (b) any Person other than a JL Entity has created, incurred, assumed or guaranteed any obligation or liability of a JL Entity (“Incoming Guarantees”);

(vii)           all “sale or return” Contracts, “margin guarantee” Contracts and Contracts relating to customer discounts/payment terms;

(viii)           all Contracts relating to the lease of real or personal property;

(ix)           all insurance policies covering the JL Entities or the Business or any of JL Entities’ officers or employees (in their capacities as such);

(x)           all Contracts relating to sales commissions, or

(xi)           all other material Contracts that are reasonably required for the continued conduct of the Business as presently being conducted.

(b)           The Selling Parties have delivered to Buyer a true, correct and complete copy of each Material Contract (or, in the case of oral Material Contracts, a true, correct, and complete description of such oral Material Contract), including all modifications, amendments, and supplements thereto and waivers in respect thereof.  Neither JL Entity is in breach, violation or default in a material respect of any Material Contract nor, to the Knowledge of the Selling Parties, is any other party to a Material Contract in breach or default in a material respect of such Contract.  To the Knowledge of the Selling Parties, (i) no event has occurred which (with or without notice, lapse of time or both) would constitute a breach or default, or permit early termination, modification or acceleration, under such Material Contract and (ii) no party to such Material Contract has repudiated any provision of such Material Contract.

4.10           Employment; Labor; Benefits.

(a)           Set forth on Schedule 4.10(a) is a true, correct, and complete list of each current employee, sales representative, and independent contractor of (and other Person to whom authority has been delegated with respect to) any JL Entity and a true, correct, and complete summary of the salary, commission arrangements, benefits, and other compensation payable to each such employee or independent contractor, and each JL Entity has paid in full all amounts due or owing to such Person as of the date of the Closing.  No JL Entity is party to or bound by any collective bargaining agreement, and it has not experienced any, and no Selling Party has Knowledge of any grievances, claims of unfair labor practices or other similar disputes.

(b)           Set forth on Schedule 4.10(b) is a true, correct, and complete list of each Benefit Plan.  Each Benefit Plan has been administered in compliance with the terms of such Benefit Plan and all applicable Laws.  There are no pending claims by or on behalf of any current or former director/manager, officer or employee or beneficiary covered under such Benefit Plan or otherwise involving any such Benefit Plan, other than routine claims for medical and health benefits.

4.11           Taxes.

(a)           Each JL Entity has timely paid all Taxes that it is, was or has been required to pay.  No JL Entity owes any outstanding Taxes to the Internal Revenue Service or to any other Governmental Authority (other than Taxes not yet due and payable for which the JL Entities have established adequate reserves on the face of the Financial Statements) and has not received any written notice of any Tax deficiency from the Internal Revenue Service or any other Governmental Authority.  The charges, accruals, and reserves with respect to Taxes on the books and records of the JL Entities are adequate and are reasonably expected to be at least equal to the JL Entities’ liabilities for Taxes.

(b)           The JL Entities have filed on a timely basis all Tax Returns that they are, or were required to file.  All Tax Returns and reports filed by the JL Entities and, to the extent related to the JL Entities, by the Selling Parties are true, correct, and complete in all material respects.  The JL Entities are not the beneficiary of any extension of time with which to file any Tax Return.  None of the Selling Parties or any JL Entity has received any written claim from any Governmental Authority in a jurisdiction in which any JL Entity does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)           All Taxes required to be withheld by or on behalf of any JL Entity that arise from, are in connection with or relate to amounts paid or owing to any employee, purported independent contractor, creditor or other Person have been withheld and such withheld Taxes have either been duly and timely paid to the proper Governmental Authority or set aside in accounts for such purpose.

(d)           There are no Liens on any of the JL Entities’ assets that arise from, are in connection with or relate to any failure or alleged failure to pay any Tax (other than Liens for taxes not yet due and payable for which the JL Entities have established adequate reserves on the face of the Financial Statements).  No Selling Party has any Knowledge of any basis for the assertion of any claims attributable to Taxes which, if adversely determined, would result in such a Lien.  No Lien will be chargeable against any of the JL Entities’ assets as a result of any Tax obligation of a Selling Party relating to the ownership or operation of any of such assets or the Business.

(e)           Neither Buyer nor any JL Entity is or will be liable for (i) any unpaid Taxes of a Selling Party, (ii) any Taxes relating to the ownership of the Units by any Selling Party, or (iii) Taxes of any Person (other than itself) as a transferee or successor, by contract, or otherwise as a result of actions taken, permitted to be taken or suffered by any Selling Party or the JL Entities.

(f)           The Company has, for all taxable periods since its inception through the Closing Date, been properly treated as tax partnership for federal income tax purposes and for comparable state, local and foreign tax purposes, and JL Retail has, for all taxable periods since its inception through the Closing Date, been properly treated as a pass through entity.

4.12           Real Property.  No JL Entity owns (or has ever owned) any real property, and no JL Entity has any options or contractual obligations to purchase or acquire any interest in real property.  All security deposits relating to the retail store located at 126 Spring Street in New York and/or the showroom located at 57 East 11th Street in New York remain fully intact and, to the Knowledge of the Selling Parties, the applicable landlords have no claims with respect to such security deposits.

4.13           No Undisclosed Liabilities.  Neither JL Entity has any material Liabilities except for (i) Liabilities reflected or reserved against on the face of the Most Recent Balance Sheet and (ii) trade payables incurred in the ordinary course of business since the date of the Most Recent Balance Sheet.

4.14           Relationships with other Persons.  No PPLB Person (or any officer, director/manager or employee of any JL Entity or any of their Related Persons) has or has at any time had any interest in any asset or property (whether real, personal or mixed and whether tangible or intangible) used in or pertaining to the Business except as set forth on Schedule 4.14.  Other than the Management Agreement, which is terminated as of the Closing (i) there have been and are no Contracts between any PPLB Person, on the one hand, and any JL Entity, on the other hand; and (ii) no PPLB Person (or any officer, director or employee of any JL Entity or any of their Related Persons) owns or has owned, of record or as a beneficial owner, an equity interest in any Person that has had business dealings or a financial interest in any transaction with any JL Entity.  The Financial Statements reflect only charges and Liabilities arising out of transactions pertaining solely to the business and operations of the JL Entities, and not any other Person.  The JL Entities’ books and records have been maintained separately from the books and records of any other Person.

4.15           Assets.  The JL Entities own good, valid and marketable title to (or possess all requisite licenses and similar rights to use) all of the assets and properties used or held for use in the Business, free and clear of all Liens.  The assets and properties of the JL Entities are sufficient to conduct the Business as presently being conducted or planned to be conducted, and they are and have been for the sole use of the JL Entities.  Schedule 4.15 sets forth a list of all fixed assets owned by any JL Entity, and all such fixed assets are in good condition and working order (reasonable wear and tear excepted) and suitable for the operation of the Business.

4.16           Accounts Receivable.  Schedule 4.16(a) sets forth a list of the accounts receivable of the JL Entities (including aging status) as of March 15, 2011.  Such receivables represent bona fide and valid obligations arising from sales in the ordinary course of business from goods delivered or services rendered by the JL Entities, and, to the Knowledge of the Selling Parties, there is no reason to believe that any such receivable is not likely to be collected in the ordinary course of business, with the exception of certain accounts identified on Schedule 4.16(b), with respect to which adequate reserves have been provided for on the face of the Financial Statements.

4.17           Absence of Certain Business Practices.  No Selling Party (or any of their Affiliates, directors, officers, employees or agents) or any JL Entity (or any of their respective directors, officers, employees or agents) has directly or indirectly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, whether in money, property, services or any other form, to obtain or pay for favorable treatment or concessions or established or maintained any fund or asset of any JL Entity that has not been recorded in the books and records of such JL Entity.

4.18           Intercompany Charges.  No management fees have ever been paid or accrued by any JL Entity to any PPLB Person other than $150,000 with respect to FY 2010.  Schedule 4.18 sets forth all intercompany charges and/or allocations that have been paid or accrued by the JL Entities to any PPLB Person since July 1, 2008.

4.19           Customers and Suppliers. Schedule 4.19 lists the top ten (10) customers of and the top ten (10) suppliers to the JL Entities for the twelve (12) months ended December 31, 2010, taken as a whole, in each case measured by dollar volume.

4.20           Inventory; Etc.  Schedule 4.20(a) lists the inventory of the JL Entities as of February 28, 2011.  Schedule 4.20(b) sets forth the order book of firm orders for Season 14/15 and 16 by value and number of pieces.

4.21           Bank Accounts; Powers of Attorney.  Schedule 4.21 lists each bank account of the JL Entities and the names of the individuals with signing authority under each such account.  All funds of the JL Entities are and have been deposited in the name of a JL Entity and used solely for the business of the JL Entities.  There are no outstanding powers of attorney granted by any JL Entity to any Person.  As of the Closing Date, the total amount outstanding under the Factoring Agreement is less than $500,000.

Article V

Representations and Warranties of the Buyer

Buyer hereby represents and warrants to the Selling Parties that the statements contained in this Article V are true, correct and complete as of the date hereof and as of the Closing Date.

5.1           Existence and Qualification.  The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of New York.

5.2           Authority  and Due Authorization.  The Buyer has all requisite power and authority to (i) execute and deliver this Agreement and each other Transaction Document to which it is a party, (ii) perform its obligations hereunder and thereunder, and (iii) consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and each other Transaction Document to which the Buyer is a party, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated thereby, in each case by the Buyer, have been duly authorized by all requisite action of the Buyer.

5.3           Due Execution and Enforceability.  The Buyer has duly executed and delivered this Agreement and each other Transaction Document to which it is a party.  This Agreement and each such other Transaction Document constitutes the legal, valid, and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as such enforcement may be subject to (a) the effect of laws relating to the rights of creditors generally and (b) the effect of general principles of equity.

5.4           No Conflicts.  The execution and delivery of this Agreement and each Transaction Document to which the Buyer is a party, the performance of its obligations thereunder, and the consummation of the transactions contemplated hereby and thereby, in each case by the Buyer, do not and will not conflict with, contravene, result in a violation or breach of or default (with or without the giving of notice or the lapse of time or both) under, in each case, (a) any Governmental Approval or other Law applicable to the Buyer or any of its assets and properties, (b) the certificate of formation, operating agreement or other constituent document of the Buyer, or (c) any Contract to which the Buyer is a party or by which any of the assets or properties of the Buyer is bound or affected.

Article VI

Additional Covenants; Termination

6.1           Cooperation; Access.  The Selling Parties and Buyer shall cooperate with each other, and shall cause their officers, employees, agents, auditors and representatives to cooperate with each other to ensure the orderly transition of the JL Entities from the Selling Parties to Buyer and to minimize any disruption to the respective businesses of the Selling Parties, Buyer and the JL Entities that might result from the transactions contemplated hereby.  For five years following Closing (and, with respect to Tax matters pertinent to the JL Entities, until the expiration of the statute of limitation of the respective taxable periods and, to the extent notified by Buyer, any extension thereof), upon reasonable written notice, the Selling Parties shall furnish or cause to be furnished to the JL Entities and their respective employees, counsel, auditors and representatives access, during normal business hours, to information and assistance to the extent relating to the JL Entities; provided, however, that nothing herein shall require the Selling Parties to incur any actual out of pocket expenses without reimbursement from Buyer (which Buyer shall reimburse to the extent Buyer grants its prior written approval to such expense).  The Selling Parties shall and shall cause their respective Affiliates, employees and directors/managers to use its and their commercially reasonable efforts to preserve for Buyer all of the JL Entities’ present business relations with their customers, suppliers, and others that in any way relate to the Business; provided, however, that nothing herein shall require the Selling Parties to incur any actual out of pocket expenses without reimbursement from Buyer (which Buyer shall reimburse to the extent Buyer grants its prior written approval to such expense) or (ii) the JL Entities or the Buyer to incur any actual out of pocket expenses without reimbursement from the Selling Parties (which the Selling Parties shall reimburse to the extent the Selling Parties grant their prior written approval to such expense).

6.2           Intellectual Property.  The Selling Parties shall discontinue all use of the JL Intellectual Property (and any term or content confusingly similar thereto) as soon as practicable after the Closing, but in no event later than 10 days after the Closing.

6.3           Confidentiality of JL Entities’ Information.  The Selling Parties shall keep (and shall cause their respective Affiliates, employees, agents and representatives to keep) confidential any and all confidential or proprietary information about Buyer and/or the JL Entities that any Selling Party may have obtained in connection with their management of the JL Entities (or their provision of Transition Services) and shall not use (or permit their respective employees, agents and representatives to use) such information for any purpose whatsoever.

6.4           Los Angeles Showroom.  As of the date of the Closing, neither JL Entity shall pay for the use of any space in PPLB’s Los Angeles Showroom, and any related sublease or lease agreement shall be terminated as of the Closing without penalty or charge to the Company.  On or within 30 days after the Closing Date, the Company shall move its inventory, assets and properties out of the Los Angeles showroom.

6.5           Tax Matters.  Buyer shall prepare or cause to be prepared (and file or cause to be filed) all Tax Returns with respect to the JL Entities that are filed after the Closing Date.  For income Tax Returns of the JL Entities relating to a taxable period ending on or before the Closing Date, Buyer shall give the Selling Parties an opportunity to review and comment on such income Tax Returns, but Buyer’s final determination shall control; provided that each JL Entity shall close its books for the short year ending on the Closing Date and file a short year tax return for the taxable year ending on the Closing Date.  No Selling Party shall be considered a member of a JL Entity for any period after the Closing Date.  Notwithstanding anything to the contrary herein or elsewhere, Buyer shall control any Tax Proceeding relating to the JL Entities for all taxable periods after the Closing Date.  The Buyer will reasonably consult with the Selling Parties (at the Selling Party’s expense) as to any Tax Proceedings related to calendar tax years ended on or prior to the Closing to the extent that the outcome of such Tax Proceedings is reasonably likely to have an adverse effect on the Selling Parties; provided, that such consultation shall in no way require Buyer to jeopardize any attorney-client privilege or otherwise delay or harm Buyer’s prosecution or defense of such Tax Proceeding.  Schedule 6.5 attached hereto sets forth the Parties’ allocation of Purchase Price among the assets of the JL Entities. The Parties agree that such allocation shall be binding upon them and their respective Affiliates for all purposes.  Buyer and the Selling Parties further agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental Authority or other Person as may be necessary to mitigate, reduce, or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).  The Selling Parties, on the one hand, and Buyer, on the other hand, shall share equally Buyer’s out of pocket costs and expenses in connection with the preparation and filing of such Tax Returns (but solely to the extent of the K-1s) and the prosecuting and/or defending of such Tax Proceedings, to the extent relating to tax periods ending prior to the Closing Date.  Estimated minimum tax payments for the 2011 calendar tax year payable to the California Franchise Tax Board amounting to $800 for each of the JL Entities are due April 15, 2011, adequate reserves for which the JL Entities have taken on the face of the Financial Statements, and shall be paid by the JL Entities when due.  An estimated tax payment for the 2011 calendar tax year payable to the California Franchise Tax Board in the amount of $11,790 for the Company is due June 15, 2011, adequate reserves for which the Company has taken on the face of the Financial Statements, and shall be paid by the Company when due.

6.6           Announcements; Press Releases.  No press release or announcement concerning the transactions contemplated hereby shall be issued by any Party without the prior written consent of the other Party/Parties except to the extent required by Law (including, without limitation, public disclosure required by the rules and regulations of the Securities and Exchange Commission), in which case the Party that is so required by Law shall grant the other Party/Parties reasonable time to comment on such release or announcement in advance of the issuance thereof.

6.7           Insurance.  To the extent the JL Entities or their respective businesses, assets and employees are covered under the general corporate policies of insurance of PPLB and to the extent that such coverage is terminated at or after the Closing, (i) no such termination of any occurrence policy shall be effected so as to prevent any JL Entity or Affiliate from recovering under such policies for losses from events occurring prior to such termination; and (ii) no such termination of any claims made policy shall be effected so as to prevent any JL Entity or Affiliate from recovering under such policies for losses from claims made prior to such termination.  For purposes of clarity, nothing in this Section 6.7 is intended to supersede any Party’s indemnification rights, remedies or obligations.  The Selling Parties shall cooperate with Buyer in the event that Buyer desires, in its sole discretion, to purchase an extension of directors’ and officers’ liability insurance.

6.8           Transition Services.  For a period of six months after the Closing Date (the “Transition Term”), the Selling Parties shall provide and make available, and cause their Affiliates to provide and make available, to the JL Entities services reasonably required to transition the JL Entities from the Selling Parties to Buyer as identified on Exhibit A attached hereto (the “Transition Services”).  During the Transition Term, Buyer shall pay to PPLB the amounts set forth on Exhibit B attached hereto.  Payment shall be made within 2 weeks of invoice, and PPLB shall not invoice Buyer more frequently than twice per month for services rendered.  The Selling Parties shall provide the Transition Services in a manner consistent with past practice.  Buyer shall use its commercially reasonable efforts to transition the Business as expeditiously as is practicable.

6.9           Expenses.  Each of the Selling Parties, on the one hand, and Buyer, on the other hand, shall be responsible for all costs and expenses incurred by such Party in connection with the transactions contemplated by this Agreement and the other Transaction Documents.  For purposes of clarity, no JL Entity shall bear any costs or expenses (including, without limitation, professional fees) relating to this Agreement or any other Transaction Document or the negotiation or documentation of Buyer’s acquisition from BR of the Acquired Units. The Selling Parties, on the one hand, and Buyer, on the other hand, shall each bear fifty percent (50%) responsibility for the timely payment of any transfer Taxes and fees arising from the transactions contemplated by this Agreement.

6.10           Releases. If and only if the Closing occurs in accordance with this Agreement, then, in consideration of the benefits herein received by each of the Parties and other good and valuable consideration, each of the Selling Parties (on behalf of themselves and their Affiliates), on the one hand, and Buyer (on behalf of itself and its Affiliates), on the other hand, hereby release, effective as of the Closing Date, the other Party/Parties (including their respective predecessors, successors, officers, and Affiliates, and each of them) absolutely and forever from all manner of actions, suits, liens, debts, dues, damages, claims, causes of action, claims for relief, promises, expenses, and demands of every nature whatsoever at law or in equity, whether known or unknown, whether suspected or unsuspected (“Claims”), which such releasing Party/Parties ever had, then has or thereafter can, shall or may have against the released Persons by reason of any matter, event or circumstance, arising at any time prior to the Closing (“Released Claims”); provided, however, that the “Released Claims” shall not in any event include any Excluded Claims.  “Excluded Claims” means (i) any Claim related to the terms, conditions, representations, warranties, agreements and obligations under this Agreement or any other Transaction Document and/or (ii) any Claim relating to the officers of a Party or its Affiliates for or arising from bad faith, gross negligence, intentional misconduct, fraud, embezzlement, or theft.  WITH RESPECT TO THE RELEASED CLAIMS, EACH PARTY TO THIS AGREEMENT SPECIFICALLY WAIVES THE BENEFIT OF THE PROVISIONS OF SECTION 1542 OF THE CIVIL CODE OF THE STATE OF CALIFORNIA AND SIMILAR LAWS OF ALL OTHER STATES, TERRITORIES OF THE UNITED STATES AND OTHER JURISDICTIONS.  SECTION 1542 OF THE CALIFORNIA CIVIL CODE PROVIDES:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”

Each of the Selling Parties, on the one hand, and the Buyer, on the other hand, represents and warrants that it has not assigned, transferred, encumbered, liened or purported to assign, transfer or encumber, lien, voluntarily or involuntarily (and covenants not to assign, transfer, encumber, lien or purport to assign, transfer or encumber, lien, voluntarily or involuntarily), to any Person all or any portion of its respective Released Claims, and that to the best of its knowledge, no other Person has any lien, claim or interest in any of its respective Released Claims.

6.11           Confidentiality of Terms of Agreement.  The Parties agree and promise not to disclose the substance, contents, or terms of this Agreement, except (i) to their attorneys, accountants and tax and legal advisors, in each case to the extent they have a legitimate need to know the terms of this Agreement (including in the course of performing their duties) and are bound by an obligation of confidentiality, (ii) to the extent required by law in response to a court order, subpoena, or valid inquiry by a government agency, in which case the required Party shall provide the other Party, except to the extent prohibited by Law, a meaningful opportunity to contest such disclosure or seek confidential treatment thereof, (iii) to the extent required to be disclosed by a Party in its filings with Governmental Authorities (including the Securities and Exchange Commission), in which case the required Party shall grant the other Party/Parties reasonable time to comment on such disclosure in advance, or (iv) to the extent reasonably necessary to enforce the terms of this Agreement.

6.12           Non-disparagement.  The Selling Parties, on the one hand, and the Buyer, on the other hand, agree that they shall not, directly or indirectly, make, publish or otherwise communicate to any Person any disparaging or derogatory statement or comment concerning the other Party/Parties or take any action that would reasonably be expected to adversely affect, or disparage the reputation, prestige, value, image or impression of the other Party’s/Parties’ brands, designs, Affiliates, personnel or products by words, actions or other communications, or by any omissions to speak, act or otherwise communicate (where a reasonable person would interpret such omissions as a prohibited communication hereunder), or in any other manner whatsoever.  Nothing contained herein shall prevent any Party from making truthful statements to the extent such Party is legally required to do so in the context of a litigation or similar proceeding involving any of the Parties.

6.13           Conduct of Business Prior to Closing.  During the period commencing on the date of this Agreement and terminating upon the earlier to occur of the Closing and the termination of this Agreement pursuant to and in accordance with Section 6.16, the Selling Parties shall (and shall cause the JL Entities to): (i) conduct the Business only in the ordinary course and (ii) use commercially reasonable efforts to maintain the assets and properties of the JL Entities in their current condition, to keep intact the Business and to preserve and continue relationships with customers, suppliers, vendors and others with whom the JL Entities deal (whether under existing Contracts or otherwise).  Notwithstanding anything to the contrary herein or elsewhere, during the period commencing on the date of this Agreement and terminating upon the earlier to occur of the Closing and the termination of this Agreement pursuant to and in accordance with Section 6.16, the Selling Parties shall not do, permit or cause to be done any of the following without the prior written consent of Buyer:

(i)           create, permit to be created or suffer any Lien on the assets or properties of the JL Entities or on the Units;

(ii)           amend in any respect the certificate or articles of organization, operating agreement or other organizational document of any JL Entity;

(iii)           issue or sell any equity interests or Convertibles in any JL Entity or declare or pay any dividend or make any other distribution on the equity of any JL Entity or purchase or redeem any equity interests in any JL Entity;

(iv)           take any action that would materially interfere with the consummation of the transactions contemplated by this Agreement or materially delay the consummation thereof;

(v)           take or permit to be taken any action identified in Section 4.6 (or fail to take or cause to be taken any action the failure of which would need to be disclosed under Section 4.6);

(vi)           amend or modify any Material Contract or enter into any Contract that would be deemed to be a “Material Contract” under Section 4.9;

(vii)           amend, modify, adopt or create any Benefit Plan; hire any new employee or independent contractor; or change the compensation (whether salary, bonus, commission or otherwise) of any employee, independent contractor, sales representative or other Person;

(viii)           enter into any Contract with any PPLB Person (or any officer, director/manager or employee of any JL Entity or any of their Related Persons); or

(ix)           commit to take or cause to be taken any of the actions set forth in this Section 6.13.

6.14           Access and Information During Interim.  During the period commencing on the date of this Agreement and terminating upon the earlier to occur of the Closing and the termination of this Agreement pursuant to and in accordance with Section 6.16, upon reasonable notice and during normal business hours, the Selling Parties shall, and shall cause the JL Entities and the respective officers, employees, auditors and agents of the Selling Parties and the JL Entities, to, (i) afford the officers, employees and authorized agents and representatives of Buyer access to the offices, properties, books and records and personnel of the Selling Parties (to the extent related to the JL Entities or their Business) and/or the JL Entities and (ii) furnish to the officers, employees and authorized agents and representatives of Buyer such additional financial and operating data and other information regarding the assets, properties and business of the JL Entities as Buyer may from time to time reasonably request.  Without limitation of the foregoing, unless the Closing shall have earlier occurred, on April 11, 2011, the Selling Parties shall deliver to Buyer (i) an unaudited balance sheet of the Company and JL Retail (both on a stand alone basis for each of the Company and JL Retail and on a consolidated basis) as of March 31, 2011 and the related statements of income and cash flow for the quarter then ended (and, collectively, the foregoing financial statements shall be deemed to be included for all purposes in the definition of “Financial Statements” as used in this Agreement); (ii) a list of accounts receivable of the JL Entities (including aging status) as of March 31, 2011 (and the representations/warranties set forth in Section 4.16 shall apply mutatis mutandis to such list); and (iii) a list of inventory of the JL Entities as of March 31, 2011.

6.15           Consents; Notices.  The Parties shall use their respective commercially reasonable efforts to obtain all consents and approvals necessary for the consummation of the Closing prior to the Outside Date, including, without limitation the consents identified in Section 3.2(b)(i); provided, however that the foregoing shall not permit the Selling Parties (or require Buyer) to cause the JL Entities (or Buyer or its Affiliates) to incur any costs or expenses.  The Selling Parties shall notify Buyer promptly upon becoming aware of any occurrence (or failure to occur) of any event, which occurrence or failure to occur has caused or could reasonably be expected to cause any representation, warranty or covenant made by the Selling Parties in this Agreement to be untrue or inaccurate or to be breached at any time after the date of this Agreement and prior to the Closing.  No such notice shall have the effect of supplementing or amending the Disclosure Schedules.

6.16           Termination.  This Agreement may be terminated at any time prior to the Closing:  (i) by mutual written consent of Buyer and the Selling Parties; (ii) by Buyer or the Selling Parties by written notice to the other Party/Parties if the Closing shall not have occurred on or prior to May 7, 2011 (the “Outside Date”); (iii) by Buyer upon written notice to the Selling Parties if there shall have been a breach of any of the representations, warranties, covenants or agreements set forth in this Agreement on the part of the Selling Parties which breach, either individually or in the aggregate, would reasonably be expected to result in the failure of the conditions set forth in Section 3.4 to be satisfied and the Selling Parties have failed to cure such breach (if curable) before the first to occur of the Outside Date and the third day after receiving written notice thereof provided that Buyer shall not have the right to terminate this Agreement pursuant to this Section 6.16 if it is then in material breach of any of its covenants or agreements or representations and warranties contained in this Agreement; or (iv) by the Selling Parties upon written notice to Buyer if there shall have been a breach of any of the representations, warranties, covenants or agreements set forth in this Agreement on the part of the Buyer which breach, either individually or in the aggregate, would reasonably be expected to result in the failure of the conditions set forth in Section 3.3 to be satisfied and Buyer has failed to cure such breach (if curable) before the first to occur of the Outside Date and the third day after receiving written notice thereof; provided that no Selling Party shall have the right to terminate this Agreement pursuant to this Section 6.16 if either Selling Party is then in material breach of any of its covenants or agreements or representations and warranties contained in this Agreement.  In the event of termination of this Agreement pursuant to this Section 6.16, this Agreement will forthwith become void and of no further force and effect, provided that notwithstanding the foregoing, the provisions of Section 6.6 (Announcements; Press Release); 6.11 (Confidentiality), this Section 6.16 (Termination), Article VIII (Dispute Resolution) and Article IX (Miscellaneous) shall survive any termination of this Agreement.  Notwithstanding anything to the contrary, however, nothing in this Section 6.16 shall be deemed to release any Party from any liability for any fraud or any willful action.

Article VII

Indemnification

7.1           Survival; Rights Not Affected by Knowledge.  The representations and warranties contained in Article IV and Article V of this Agreement shall survive the Closing for a period of eighteen (18) months after the Closing Date, provided, however, that the following representations and warranties shall survive indefinitely: Sections 4.1, 4.2, 4.3, 4.11, 5.1, 5.2 and 5.3.  No party hereto shall have any liability whatsoever with respect to any such representations and warranties unless a claim is made hereunder prior to the expiration of the survival period for such representation and warranty, in which case such representation and warranty shall survive as to such claim until such claim has been finally resolved.  The covenants and agreements contained in this Agreement shall survive the Closing indefinitely in accordance with their terms.  The right to indemnification, payment of damages or other remedy based on any representation, warranty and/or covenant shall not be affected by any investigation conducted with respect to or any knowledge acquired (or capable of being acquired) at any time.

7.2           Indemnification by the Selling Parties.  The Selling Parties shall jointly and severally indemnify, hold harmless, and defend the Buyer and its Affiliates, and each of their respective Representatives and assigns (collectively, the “Buyer Indemnified Parties”) from and against, and to pay promptly to the Buyer Indemnified Parties or reimburse promptly the Buyer Indemnified Parties for, any and all Liabilities, deficiencies, demands, claims, suits, actions, or causes of action, assessments, losses, costs, expenses, interest, fines, penalties, actual or punitive damages or costs or reasonable expenses of any and all investigations, proceedings, judgments, remediations, settlements, and compromises (including fees and expenses of attorneys, accountants, and other experts incurred by any indemnified party in any action or proceeding between such indemnified party and the indemnifying party or between any indemnified party and any third party or otherwise) (individually, a “Loss” and collectively, the “Losses”) sustained or incurred by the Buyer Indemnified Parties relating to, resulting from, arising out of or otherwise by virtue of (i) any breach of any of the representations or warranties made by a Selling Party in or pursuant to this Agreement, (ii) any breach or nonperformance of any of the covenants or agreements made by a Selling Party in or pursuant to this Agreement; or (iii) third party claims (i.e., claims by Persons other than Buyer or its Affiliates or their Related Persons) relating to the operation, during the period following the Closing, by any Selling Party or any of their Affiliates of their respective businesses (but not including third party claims that would give rise to an indemnification obligation under this Agreement by the Selling Parties against Buyer).

7.3           Indemnification by the Buyer.  Buyer shall indemnify, hold harmless, and defend the Selling Parties, and their respective Affiliates, and each of their respective Representatives and assigns (collectively, the “Seller Indemnified Parties”) from and against, and to pay promptly to the Seller Indemnified Parties or reimburse promptly the Seller Indemnified Parties for, any and all Losses sustained or incurred by the Seller Indemnified Parties relating to, resulting from, arising out of or otherwise by virtue of (i) any breach of any of the representations or warranties made by the Buyer in or pursuant to this Agreement; (ii) any breach or nonperformance of any of the covenants or agreements made by the Buyer in or pursuant to this Agreement; or (iii) third party claims (i.e., claims by Persons other than PPLB Persons) relating to the operation, during the period following the Closing, by the JL Entities of their respective businesses (but not including third party claims that would give rise to an indemnification obligation under this Agreement by Buyer against the Selling Parties).

Additionally, the indemnification provisions in Section 6.6 of the Operating Agreement by the Company in favor of BR shall survive the Closing for a period of one year but shall not directly or indirectly apply (x) to any matter with respect to which Buyer would be entitled to indemnification or other remedy under this Agreement or any other Transaction Document; or (y) to any action or inaction related to the negligence, recklessness, fraud or breach of contract or duty of any Selling Party or its managers, employees, directors or agents (including, without limitation, breach of the standards set out under the Management Agreement or the standards set out under the Operating Agreement).

7.4           Indemnification Procedures.

(a)           In order for a party (an “Indemnified Party”) to be entitled to indemnification under this Agreement in respect of any Loss made by any Person against such Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver notice thereof to the party against whom indemnity is sought (the “Indemnifying Party”) with reasonable promptness after receipt by such Indemnified Party of written notice of the Third Party Claim and shall provide the Indemnifying Party with such information with respect thereto as the Indemnifying Party may reasonably request.  The failure to provide such notice, however, shall not release the Indemnifying Party from any of its indemnification obligations under this Article VII, except to the extent that the Indemnifying Party is materially prejudiced by such failure.  In the event an Indemnifying Party shall become obligated to an Indemnified Party pursuant to this Article VII with respect to any Third Party Claim, the Indemnifying Party shall have the right to defend, contest or otherwise protect against such Third Party Claim by one or more counsel reasonably acceptable to the Indemnified Party.  The Indemnified Party shall have the right, at its option and at the Indemnified Party’s expense, to participate in such defense if it deems it reasonable to do so to its best interest.  In the event that the Indemnifying Party fails to defend, contest or otherwise protect the Indemnified Party against any Third Party Claim, or if the Indemnifying Party at any time fails to prosecute such defense in a reasonably prudent manner, the Indemnified Party may, but shall not be required to, assume such defense, contest or protection at the sole cost and expense of the Indemnifying Party.  An Indemnifying Party shall not settle any Third Party Claim without the prior written consent of the Indemnified Party, unless such settlement (i) includes an unconditional release of the Indemnified Party from all liability arising out of such claim, (ii) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party, (iii) does not contain any equitable order, judgment or other term which in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates, and (iv) is solely for monetary damages all of which the Indemnifying Party has paid.  The indemnification required hereunder in respect of a Third Party Claim shall be made by prompt payment by the Indemnifying Party as and when bills are received by the Indemnifying Party or Losses incurred have been notified to the Indemnifying Party.  The Indemnifying Party shall not be entitled to require that any action be made or brought against any other Person before action is brought or claim is made against it hereunder by the Indemnified Party.  In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim, the Indemnified Party shall deliver notice of such claim to the Indemnifying Party with reasonable promptness.  The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Agreement except to the extent that the Indemnifying Party is materially prejudiced by such failure.

(b)           The maximum aggregate amount of indemnifiable Losses which may be recovered from the Selling Parties by Buyer Indemnified Parties arising out of or relating to breaches of representation and warranty pursuant to Section 7.2(i) shall be an amount equal to the Purchase Price actually received by the Selling Parties pursuant to this Agreement, provided, however, that the foregoing limitation shall not apply to any Losses arising out of or relating to the untruth or breach of any representation or warranty set forth in Section 4.1, 4.2, 4.3 or 4.11 or to any representation or warranty in the event of fraud or intentional misconduct.

(c)           The maximum aggregate amount of indemnifiable Losses which may be recovered from Buyer by the Selling Parties arising out of or relating to breaches of representation and warranty pursuant to Section 7.3(i) shall be an amount equal to the Purchase Price, provided, however, that the foregoing limitation shall not apply to any Losses arising out of or relating to the untruth or breach of any representation or warranty set forth in Section 5.1, 5.2, or 5.3 or to any representation or warranty in the event of fraud or intentional misconduct.

(d)           The amount of Losses required to be paid pursuant to this Article VII will be reduced to the extent of (i) any amounts an Indemnified Party actually receives pursuant to the terms of the insurance policies (if any) covering such claim net of costs, expenses and increased premiums related thereto and (ii) any prior or subsequent recovery actually received by the Indemnified Party from another Person with respect to such Losses net of the costs and expenses of such recovery; provided, however, that nothing herein shall be deemed in any way to give the Indemnifying Party any rights to bring or prosecute any Claims against any Person.

7.5           Exclusive Remedy.  If the Closing occurs, the indemnification provisions in this Article VII will be the Parties’ exclusive remedy relating to monetary damages with respect to this Agreement and the transactions contemplated herein.

Article VIII

Dispute Resolution

8.1           Exclusive Procedures.  Any and all controversies, claims, and disputes between or among the Parties, including controversies, claims and disputes regarding the scope and/or applicability of the Parties’ agreement under this Section 8.1 to arbitrate and controversies, claims and disputes with respect to the interpretation, performance or breach of this Section 8.1, shall be resolved according to the procedures set forth in this Article VIII.  These procedures constitute the sole and exclusive mechanism to resolve all such controversies, claims and disputes, and no other procedure, including litigation in court, may be used.  Each Party’s promise to resolve all such controversies, claims and disputes as set forth herein is given in consideration for each other Party’s like promise.

8.2           Arbitration Procedures.  The arbitration shall take place in Los Angeles, California and shall be administered by JAMS/Endispute, or any successor thereof, in accordance with the JAMS Streamlined Arbitration Rules and Procedures.  The arbitration shall be held before and decided by a single neutral arbitrator who shall be a retired judge.  Upon motion of any Party to the arbitration, the arbitrator shall have the authority to grant temporary, preliminary, or provisional remedies (including injunctive relief) in order to maintain the status quo pending conclusion of the arbitration proceedings.  The arbitrator shall also have the authority to grant any compensatory and equitable relief that the arbitrator deems appropriate, including specific performance, injunctive relief and any other form of equitable relief.  To the extent that applicable law does not permit an arbitrator to enter injunctive or any other equitable relief, an aggrieved party may apply to any court of competent jurisdiction, provided such court is located in Los Angeles, California, for such relief, but a court may not award any monetary relief whatsoever.  The arbitrator’s award shall be final, conclusive and binding upon the Parties, and judgment on any award rendered by the arbitrator may be entered in any court of competent jurisdiction.

8.3           Fees and Expenses.  The arbitrator shall award to the prevailing Party (as determined by the arbitrator) all costs and expenses (including attorneys’ fees) incurred by the prevailing Party in connection with the arbitration.  If the arbitrator determines that a Party has prevailed in substantial part, but less than completely, the arbitrator shall award such Party an appropriate percentage of its costs and fees incurred.

8.4           Confidentiality of Disputes.  The details and/or existence of any controversy, claim or dispute and arbitration proceedings conducted hereunder, and any discovery taken in connection with any arbitration, shall be kept strictly confidential and shall not be disclosed or discussed with any third party (excluding a Party’s attorneys, accountants, and other agents and representatives, as reasonably required in connection with any dispute resolution procedure hereunder), except to the extent required by law or court order, in which case, the party so required shall promptly notify the other parties hereto and give such parties a meaningful opportunity to object to the production of their respective confidential information.

Article IX

Miscellaneous

9.1           Notices.  All notices, demands, requests, waivers, and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given, (a) if delivered personally, on the date of delivery, or (b) if sent by a nationally recognized overnight courier (with tracking capability), on the date of delivery as indicated in the records of such courier, in each case addressed to the recipient at the following addresses (or at such other address for the recipient as it may specify by notice to all parties hereto):

If to Buyer, then to:

J. Lindeberg AB
Stadsgårdshamnen 24
116 45 Stockholm
SWEDEN
Attn: Per Jalvemyr
Tel: +46 8 5068 5000

with copy to:

Munger, Tolles & Olson LLP
355 South Grand Avenue
Suite 3500
Los Angeles, California  90071-1560
Attn:  Maria Seferian, Esq.
Tel: 213-683-9198

If to a Selling Party, then to:

People’s Liberation, Inc.
1212 S. Flower Street, 5th Floor
Los Angeles, CA 90015
Attn:  Chief Executive Officer
Tel: (213) 745-2123

with copy to:

Stubbs Alderton & Markiles, LLP
15260 Ventura Blvd, 20th Floor
Sherman Oaks, California 91403
Attn:  John McIlvery
Tel: (818) 444-4500

9.2           Entire Agreement.  This Agreement, together with the schedules, exhibits, and appendices to this Agreement (all of which are hereby incorporated into this Agreement by reference and deemed to constitute a part of this Agreement), and the other Transaction Documents, constitute the final, complete, and exclusive statement of the agreement of the Parties with respect to the subject matter of this Agreement and supersede all prior and contemporaneous agreements and understandings (including, without limitation, the non-binding term sheet, dated March 23, 2011, executed by the Selling Parties and Buyer).  No Party has been induced to enter into this Agreement by, nor is any Party relying on, any representation or warranty other than those expressly set forth herein.

9.3           Execution in Counterparts.  This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together constitute one instrument.

9.4           Amendments.  No amendment, modification or supplement of any provision of this Agreement shall be valid or binding unless such amendment, modification or supplement is in writing and signed by all Parties.

9.5           Waivers.  No waiver of any provision, condition, requirement or breach of or under this Agreement shall be effective unless it is in writing and signed by the waiving party.  No such waiver shall be deemed to be a waiver of any other provision, condition, requirement or breach, whether or not the waived provision, condition, requirement or breach is similar to such other provision, condition, requirement or breach.  No failure or delay by any Party to exercise any right, power or remedy hereunder in any manner shall operate as a waiver thereof or preclude or impair any other or further exercise thereof or the exercise of any other right, power or remedy hereunder.

9.6           Severability.  Whenever possible, each provision of this Agreement is to be construed in a manner as to be effective and valid under applicable law, but if any provision of this Agreement is held by a court or an arbitral panel of competent jurisdiction to be illegal, invalid or unenforceable under applicable law, then such provision shall be ineffective only to the extent of such illegality, invalidity or unenforceability, without affecting the remainder of this Agreement.

9.7           Construction.  Each Party acknowledges that it and its counsel have participated fully in the negotiation, review, and revision of this Agreement.  Accordingly, each provision of this Agreement shall be construed according to its fair meaning and not strictly for or against any Party, regardless of whether such provision was drafted by or at the request of a particular Party or such Party’s counsel.

9.8           Headings.  The headings contained in this Agreement are included for convenience only and are not intended to describe, interpret, define or limit the scope, extent or intent of any provision of this Agreement.

9.9           Governing Law.  This Agreement and the rights and duties of the parties hereto shall be governed by the laws of the State of California, without regard to principles of conflicts of laws.

9.10           Cumulative Rights and Remedies.  The rights and remedies provided herein are cumulative and not exclusive of any right or remedy provided by law.

9.11           Assignment.  Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party without the prior written consent of the other Parties, and any attempt to make any such an assignment shall be null and void; provided, that, either Buyer or Selling Parties may assign any or all of their respective rights, interests and obligations herein or hereunder, without the consent of any other Party, to any of its Affiliates; provided, further, that, the Buyer or Selling Parties, as applicable, shall remain primarily liable for the performance of its respective obligations hereunder (including, without limitation, its obligations to indemnify the other Party/Parties pursuant to Article VII).

9.12           Successors and Assigns.  Except as otherwise expressly provided herein, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, and permitted assigns.

9.13           No Third-Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective heirs, successors, and permitted assigns.

9.14           Further Assurances.  Each Party covenants and agrees on behalf of itself, its successors, and its assigns, without further consideration, to prepare, execute, acknowledge, file, record, publish, and deliver such other instruments, certificates, and documents, and to take such other action, as may be required by Law or reasonably requested by any other Party to carry out the purposes of this Agreement or any other Transaction Document.

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In witness whereof, the Parties hereto have executed this Agreement as of the date first written above.

People’s Liberation, Inc. By: /s/ Colin Dyne Name: Colin Dyne Title: Chief Executive Officer	Bella Rose, LLC By: /s/ Colin Dyne Name: Colin Dyne Title: Manager
J. Lindeberg USA, Corp By: /s/ Jonas Meerits Name: Jonas Meerits Title: Secretary